EXHIBIT 12.1
FEDEX CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Three Months Ended
	August 31,		Year Ended May 31,
	2006	2005	2006	2005	2004	2003	2002
Earnings:
Income before income taxes	$770	$549	$2,899	$2,313	$1,319	$1,338	$1,160
Add back:
Interest expense, net of capitalized interest	31	31	142	160	136	124	144
Amortization of debt issuance costs	1	2	5	6	7	4	4
Portion of rent expense representative of interest factor	200	238	842	800	712	713	710

Earnings as adjusted	$1,002	$820	$3,888	$3,279	$2,174	$2,179	$2,018

Fixed Charges:
Interest expense, net of capitalized interest	$31	$31	$142	$160	$136	$124	$144
Capitalized interest	10	11	33	22	11	16	27
Amortization of debt issuance costs	1	2	5	6	7	4	4
Portion of rent expense representative of interest factor	200	238	842	800	712	713	710

	$242	$282	$1,022	$988	$866	$857	$885

Ratio of Earnings to Fixed Charges	4.1	2.9	3.8	3.3	2.5	2.5	2.3